GRANAHAN MCCOURT ACQUISITION CORPORATION
179 Stony Brook Road

Hopewell, NJ 08525

September 30, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Registration Statement on Form S-4
of Granahan McCourt Acquisition Corporation

File No. 333-150848

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Granahan McCourt Acquisition Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 1:00 P.M. (EST) on October 2, 2008 or as soon thereafter as possible.

The Registrant hereby acknowledges that:

(i)             should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)           the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

GRANAHAN MCCOURT ACQUISITION CORPORATION

By:	/s/ David C. McCourt
	Name:	David C. McCourt
	Title:	President, Chief Executive Officer and Chairman